FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Announcement of Cancellation of Treasury Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 26, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 26, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Securities Code : 8755	TSE, OSE, NSE, SSE and FSE)

Announcement of Cancellation of Treasury Shares

SOMPO JAPAN INSURANCE INC. (the “Company”) hereby announces cancellation of its treasury shares pursuant to Article 178 of the Corporation Law of Japan, as set forth below in accordance with a resolution passed by the Board of Directors at the meeting held on March 26, 2010.

1. Class of shares to be cancelled

Common stock

2. Number of shares to be cancelled

All of the treasury shares which the Company owns as of March 31, 2010

3. Effective date of the cancellation

March 31, 2010

(Additional Information)

Number of the treasury shares as of February 28, 2010:        3,126,998 shares

End

<Contact>

SOMPO JAPAN INSURANCE INC.

Corporate Communication Planning Department Public Relations Office

Manager, Hirofumi Shinjin (81-3-3349-3723)